[LOGO OMITTED]                                        Atlanta    -    Washington
POWELL GOLDSTEIN LLP


                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL:  (404) 572-4561
                                                            JWHEELER@POGOLAW.COM


                                December 28, 2006


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attn:  David Lyon

     Re:  CBC Holding Company
          Schedule 14A (Amendment No. 5)
          Filed on December 28, 2006
          File No. 0-22451

          Schedule 13E-3 (Amendment No. 5)
          Filed on December 28, 2006
          File No. 5-52551

Ladies and Gentlemen:

     On behalf of our client, CBC Holding Company ("CBC" or the "Company"), we are responding to the comments received from your office by letter dated October 17, 2006 with respect to the above-referenced Schedule 14A and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A.

     As we have discussed, the Company is no longer seeking to simultaneously deregister its stock and make a Subchapter S election. As fully described in the proxy statement, the transaction has been restructured such that the Company now seeks to deregister its stock by means of a reclassification of certain shares of common stock into preferred stock. Because the transaction has been restructured, we have noted that many of the comments below are no longer applicable.

General - structure of the transaction
--------------------------------------

1. It appears to us that the names of shareholders who make up the 70 family groups must be included in the agreement and plan of reorganization. Without this information the agreement is vague, and therefore unenforceable. Please revise the agreement accordingly, file it as an appendix in complete form, reference this information in the proxy statement and make other corresponding changes. If you believe that the parties to the opinion do not have to be identified please provide us with an opinion of counsel and counsel's legal analysis setting out the basis for counsel's position. Please do


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                                              Securities and Exchange Commission
                                                               December 28, 2006
                                                                          Page 2


     this prior to addressing any of our other comments, since we may have further related comments depending upon your response.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

2. Please disclose whether the shares evidenced by the new certificates received in the exchange referenced at the bottom of page 6 will, except for the transfer restrictions, be identical to shares evidenced by the old certificates. If not, please provide disclosure here and in your "Exchange of CBC Holding Company Stock Certificates" section explaining any differences.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

General - composition of the family groups
------------------------------------------

3. It remains unclear what the composition of the family groups looks like. You variously say, for example, that the family group makeup that you used includes six generations of lineal descendants of a common ancestor or is
     --------
     up to six generation of lineal descendants. At Membership in a Family
     -----                                       -------------------------
     Group, page 44, you do not definitively say what you did but describe "one
     -----
     method" involving a family group with a "common ancestor" six generations removed from a young current shareholder.

     Please briefly describe what you did in the summary and provide a detailed explanation in the body of the text. Also, in any other places where you describe the family groups please make sure your disclosure is consistent. For example, did you establish a common ancestor six generations away from a young current shareholder for each family group and work to the present? Did the board establish a common ancestor for each family group? Are the family groups simply different size groups of persons whom you believe to be related, with little consideration to the generation levels and no common ancestor?

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

4. If your model is not the maximum, seven generation model permitted by the Internal Revenue Code's definition of family group and cannot be extended back for a challenger, please disclose the consequences. For example, a family group of only a few generations might be impossible to challenge into, while the same shareholders placed in a qualifying family group seven generations deep might make for a successful family group challenge by living brothers, sisters, cousins, and the like. This might even occur with just one or two more depths of family generations in the qualifying family group.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

5. Please provide us with a table for each family group setting out the number of shareholders, the number of shares held by each member and explaining the nature of the relationships between members. Please clearly identify where a shareholder belongs to more than one family group.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

General - transaction uncertainty
---------------------------------

                                              Securities and Exchange Commission
                                                               December 28, 2006
                                                                          Page 3


6. Please revise your documents as appropriate to clearly and prominently reflect that there is significant doubt as to whether a shareholder will be cashed out or remain a shareholder. In addition to a member being able to opt out of receipt of subchapter S corporation shares, actions of third parties may impact a holder's election or ability to elect to receive S Corp shares. Accordingly, the disclosure should be clear that investors should vote on the basis that they may not be able to remain shareholders, regardless of their current eligibility and intentions, unless they individually own more than 1,641 shares.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

7. Include in the non-member letter, in bold face type, prominently set out, the second and third sentences of the first full paragraph on the second page of the dear shareholder letter. Provide this same language in the same way in the dear shareholder letter and in the proxy statement cover.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

8. Given the limited knowledge you have of the family genealogy of each shareholder, please consider a caveat in the summary that you might not be successful in terminating your registration under Section 12(g) of the Securities Exchange Act if shareholders you believe will be eliminated can establish that they belong to one of the 70 family groups.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

General - actions that shareholders need to take
------------------------------------------------

9. We note the third page of the dear shareholder letter where you reference specific forms and dates for those who wish to receive shares and for voting. In the proxy statement, we note only the lone, partial statement about voting on page 14 in the Q&A section. Consider placing in one place, under appropriate subheading in the summary, a full summary description about how shareholders vote, receive cash when this is the only option, receive cash even though they can receive stock, receive new shares, and submit their current shares for cash or stock. This includes direction to both the correct forms, along with the required time frame for submitting each form, or taking other required action.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

10. Please reconcile the above disclosure with the forms you provide. We note for example that:
     - portions of Appendix C and its schedules are to be filled out by those receiving cash,
     - the form at the end of Appendix G, "Instructions For Returning Documents," is to be completed by those receiving cash,
     - the instructions on page 3 of the dear shareholder letter do not reference all of the several forms at Appendix C or the form "Instructions For Returning Documents" and they do reference a "gold attachment" that has not been filed.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.


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                                              Securities and Exchange Commission
                                                               December 28, 2006
                                                                          Page 4


11. If shareholders who will receive cash do not have to do anything in order to receive cash, please specifically disclose this where you provide similar information about what shareholders need to do.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

12. As warranted, provide more detailed disclosure in the body of the text and simply reference that disclosure here.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

General - the challenge process
-------------------------------

13. We note your response to prior comment number 3. Please revise your disclosure to explain the challenge process in greater detail. Please explain what efforts, if any, will be undertaken by the company to facilitate a shareholder's challenge to management's determination.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

14. In one place you say that you may require a "certificate" from shareholders claiming membership in one of the 70 family groups. Later, on page 46, you say that they must certify this. Please revise your text to disclose whether a certificate will be required, the nature of the certificate and the procedures that a shareholder wishing to challenge exclusion from one of the 70 family groups must follow. In addition, please explain why the board believes such certification is required. If you have developed this certificate please file it. If additional evidence beyond a certificate will be required specifically describe the nature of such evidence. If you are not certain what evidence will be required please provide disclosure addressing the evidentiary standards you will apply.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

15.  Disclose the dates and times by which challenge steps must be accomplished.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

16. Given the broad Internal Revenue Code definition of family group, if a shareholder who is not at first part of qualifying family group is later identified with one that is, it appears to us that the other members of that persons original group would qualify to join the second family group. Please disclose how or whether these group members will be notified about the new situation and what steps they must take to retain their common stock.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

General - need for updating
---------------------------

17. Your materials will need to be updated prior to completion of our review. We note, for example, that the selected historical and pro forma information is as of December 31, 2005 and the audited appendix information is as of 2005 and 2004. Please also advise us why you supplied audited information for two different year ends.

                                              Securities and Exchange Commission
                                                               December 28, 2006
                                                                          Page 5


     WE HAVE UPDATED THE PROXY STATEMENT TO CONTAIN SELECTED HISTORICAL AND PRO FORMA INFORMATION AS OF DECEMBER 31, 2005 AND SEPTEMBER 30, 2006.

Family Group Letters
--------------------

18. It is not clear what the specific group membership information is that you will provide. For example, do these letters identify all of the living family group members by name, known deceased members and the common ancestor with whom they are all related? Please advise.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

19. Please revise your letters to members and non-members to clarify whether you are providing information for all the family groups to which an individual has been identified as belonging.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

20. In the letter to non-members, at the second sentence, please delete the term "Therefore" and replace it with appropriate language such as, "If this is correct"

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

21.  Please file the various family group letters.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

Dear Shareholder Letter
-----------------------

22. Please revise the last sentence in the second paragraph. It is not clear that this will result in a higher level of income, and this plan most likely will result in shareholders having to pay additional amounts of income taxes.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

Proxy Statement
---------------
Information Regarding 2006 Special Meeting of Shareholders (Summary), page 3
----------------------------------------------------------------------------

23. Please specifically state in the body of the filing that any shareholder who is known to have overlapping membership in more than one of the 70 groups, and who loses membership in one, will retain their 70 group member status without any action required on their part. Otherwise, specifically disclose what must be done to remain a member of a remaining, participating family group.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

Some CBC Holding Company Shares will be Converted to Cash, page 6
-----------------------------------------------------------------

                                              Securities and Exchange Commission
                                                               December 28, 2006
                                                                          Page 6


24. Please use more subheadings. For example, please use subheadings for the information about shareholders who will receive shares, how membership in the 70 groups was determined and how shareholders can challenge these determinations.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.


25. Please summarize the transfer restrictions referenced in the last paragraph on page 6 and provide appropriate cross reference to the complete disclosure later in the filing.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

Purpose of the Reorganization Plan, page 16
-------------------------------------------

26. In the last sentence of the fourth paragraph, delete the phrase "to realize the full value of their shares," or revise to clarify that the statement is an opinion.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.


27. With respect to the last sentence of this subsection, disclose whether the board considered marketing the company for sale and if not, why not. Explain why it would not be in the interest of the shareholders being forced out at $17.80, for management to have marketed the company.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

Transfer Restrictions....page 28
-------------------------------

28.  In the last sentence at Transfer Restrictions..., page 24, you say that as
                             ------------------------
     a result of the restrictions shareholders "may have to bear the economic risk of the investment...for an indefinite period of time." Please clarify, if correct, that your warning is that after this transaction shareholders may be unable to sell their shares because of the transfer restrictions. Please also disclose this at Potential Disadvantages of the Reorganization.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

Recommendation of the Board of Directors, page 33
-------------------------------------------------

29. In this section, when presenting financial information, update to present the most recent financial information. For example, under "Book Value," you use December 31, 2005 information. Update that information to disclose book value as of September 30, if available.

     WE HAVE UPDATED THE PROXY STATEMENT TO INCLUDE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2006 WHERE APPLICABLE.

Description of the Plan, page 44
--------------------------------


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                                              Securities and Exchange Commission
                                                               December 28, 2006
                                                                          Page 7


30. We reiterate the last sentence of our prior comment number 20. Disclose what steps can be taken to make a family group claim if it is later determined a misidentification occurred. In this comment we are requesting disclosure for such an event taking place after the transaction closes, for example, several months of even years later. If you will not accept later appeals you need to say so and discuss what legal recourse shareholders may have.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

Pro Forma Consolidated Financial Information, page 71
-----------------------------------------------------

31. Please advise us how you calculated the pro forma basic earnings per share for the year ended December 31, 2005.

     WE HAVE UPDATED THE PRO FORMA INFORMATION IN THE PROXY STATEMENT DUE TO THE RESTRUCTURING OF THE TRANSACTION.

Appendix C
----------

32. It is not clear why you are asking persons who will receive cash to complete this document and its schedules. Please revise or advise.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.

33. Please explain why Schedule A includes the Family Member Election form for those who "wish to be counted as a single shareholder." Isn't this true for all continuing shareholders? Also, you seem to say elsewhere that this form is no longer required due to new legislation. Please revise or advise. Note that this form is identified as part of Schedule A and as Schedule C.

     THIS COMMENT IS NO LONGER APPLICABLE TO THE TRANSACTION.


                                       ***

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-4561. My fax number is (404) 572-6999.

                                   Very truly yours,

                                   /s/ James C. Wheeler

                                   James C. Wheeler


::ODMA\PCDOCS\ATL\1095887\1

cc:  Mr. George M. Ray
     Mr. Grayson Dent
     Kathryn L. Knudson, Esq.
     Lauren G. Brown, Esq.